

September 19, 2023

Roland Caputo
Chief Financial Officer
The New York Times Company
620 Eighth Ave
New York, NY 10018

> **Re: The New York Times Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-05837**

Dear Roland Caputo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, when you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. As an example, we note that you attribute the change in subscription revenue on page 33 to various factors, such as subscribers graduating to higher prices, the growth in the number of subscribers to your digital-only products, and the impact of an additional six days in the year. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

2.   We note that your statement of operations presents certain costs that are included within "operating profit" but excluded from the "total operating costs" line item. Furthermore, your discussion of "Operating Costs" within your Results of Operations section in MD&A does not include any discussion of these costs despite their inclusion in operating profit. Since acquisition-related costs, multi-employer pension plan liability adjustments, impairment charges, and lease termination charges appear to represent operating costs under U.S. GAAP, as evidenced by their inclusion within operating profit, please clarify why they are excluded from total operating costs and explain in sufficient detail how you determined your statement of operations presentation is consistent with Rule 5-03 of Regulation S-X. In light of the fact that some of these amounts are material to operating profit for the year ended December 31, 2022 and six months ended June 30, 2023, they should, at a minimum, be discussed within your Results of Operations section in MD&A as operating costs. Please revise future filings accordingly.

Notes to the Consolidated Financial Statements
14. Stock-Based Awards, page 108

3.   It appears that you issue stock-based awards with market and performance conditions. Please tell us and disclose your accounting policy for recognition of stock-based compensation for awards with such conditions and, in doing so, clarify if you issue any awards that contain both market and performance conditions.

16. Segment Information , page 111

4.   We note from your previous response letter dated December 12, 2018 that Wirecutter represented an operating segment that did not meet the ASC 280-10-50-13 aggregation criteria to be combined with The New York Times Company operating segment. Please confirm whether or not Wirecutter still represents an operating segment that does not meet the ASC 280 aggregation criteria. If so, ensure that you revise your presentation to include Wirecutter in an "all other" category as required by ASC 280-10-50-15.

5.   We note that you present adjusted operating costs on both a segment and consolidated basis within your segment footnote and that you identify adjusted operating costs as a non-GAAP measure on pages 29 and 45. Please note that Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP measures in the financial statement footnotes. Accordingly, please remove your presentation of these non-GAAP measures from your footnotes in future filings and ensure that you include the applicable non-GAAP reconciliations within MD&A, including adjusted operating costs on a segment basis. Ensure you also provide all necessary reconciliations on a segment basis within applicable Form 8-K earnings releases.

6.   As required by ASC 280-10-50-30(b), please revise future filings to reconcile the total of your reportable segments' measure of profit or loss, total adjusted operating profit, to consolidated income before income taxes and discontinued operations.

<u>18. Commitments and Contingent Liabilities, page 117</u>

7.   We note your disclosure that "although the Company cannot predict the outcome of these matters, it is possible that an unfavorable outcome in one or more matters could be material to the Company's consolidated results of operations or cash flows for an individual reporting period. However, based on currently available information, management does not believe that the ultimate resolution of these matters, individually or in the aggregate, is likely to have a material effect on the Company's financial position." Please note that ASC 450-20-50-3 requires that if there is at least a reasonable possibility that additional loss may have been incurred, and an accrual has not been made or exposure exists in excess of the accrual, the footnotes should disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please advise or revise accordingly. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. See guidance in ASC 450-20-50.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Claire Erlanger, Staff Accountant, at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Will Bardeen